HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                (303) 839-0061
--
Will Hart
                                December 7, 2012

Brandon Hill
Division of Corporation Finance
Securities and Exchange Commissions
100 F Street Northeast
Washington D.C.  20549

      Re:   EFL Overseas, Inc.

     This office represents EFL Overseas, Inc. (the "Company"). Amendment No. 2 to the Company's proxy statement has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated November 8, 2012. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the amended proxy statement where the response to the comment can be found.

                                                                    Page Number

     1. Comment complied with.                                             6

     2. Comment complied with. However, the Company is only able to make reasonably accurate estimates for a three-year period. Please note that the capital requirements for the KGP are estimates and are based upon a number of factors, including; 6

     o the number of wells the Company elects to drill and the time the Company elects to drill these wells. The Company is under no obligation to drill any wells on the KGP.

     o With respect to the Company's indemnification obligations, these obligations will arise when the KGP plant is closed. However, it is not likely that the plant will be closed as long as the Company is able to process gas at a profit. At the time the plant is closed, the Company, should it own the plant at that time, will be required to plug all wells, dismantle and dispose of the plant and its related equipment, and remediate any environmental problems where the plant was located. Since the plant will likely stay in operation until it is no longer profitable, the date when the environmental obligations arise may not be in our lifetimes.

     o The Company's capital requirements may be reduced if the Company finds an industry partner is willing to drill wells on the KGP on a farm-out basis. In that case, the industry partner will pay the drilling and/or completion costs in return for a working interest in the project.

     o If the Company at some point elects to sell its interest in the KGP, any environmental obligations associated with closing the plant will be borne by the purchaser of the Company's working interest.

     In the third sentence of this comment, we note your statement "if shareholders did not approve an increase in your authorized common and preferred stock." The Company's officers and directors, and the Company's principal shareholders, which are controlled  by  two  of the  Company's  officers  and directors,
plan  to  approve  the   increase  in  the   Company's   authorized
capitalization. These shareholders own enough shares to approve the increase in the Company's authorized capitalization even if every other shareholder of the Company votes against the proposal. Accordingly, the proposal to increase the Company's authorized capitalization will be approved by the requisite vote of the Company's shareholders.

     3. As disclosed in the Company's 8-K report dated October 17, 2012, the Company has completed the acquisition of its working interest in the KGP. The acquisition is not contingent on any future events. The Company's acquisition is complete even if the Company never raises another dime from the sale of its securities. Since the acquisition is complete, none of the Company's common or preferred stock will be used in connection with any of the transactions described in Item 14(a) of Schedule 14A.

     We did not find any statement in the Company's preliminary proxy statement to the effect that shares of the Company's common stock are needed to "fund the Nahanni acquisition." Although the Company may need capital to drill and complete wells, the Nahanni acquisition is complete.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.

                                    By /s/ William T. Hart

                                    William T.  Hart